news release

Strategic agreement signed between ArcelorMittal and Sider

7th October 2013 - ArcelorMittal and Sider, an Algerian state-owned company, signed a strategic agreement on Saturday 5 October that includes an investment plan of US$763m for the steel complex at Annaba and the mines in Ouenza and Boukhadra. The plan includes a project to more than double the steel plant’s production capacity from 1 million to 2.2 million tonnes a year by 2017.

The agreement was signed by Sudhir Maheshwari, chairman of ArcelorMittal Holding AG and Mr Hasnaoui, chairman of Sider. The signing ceremony was attended by Mr Lakshmi N. Mittal, chairman and CEO of ArcelorMittal, and the Minister of Industry Mr Benyounes.

The plan will see ArcelorMittal reduce its shareholding in both ArcelorMittal Annaba and ArcelorMittal Tebessa to 49%, with the state of Algeria holding the remaining share of 51%. The investment plan will be funded by equity contributions from shareholders and bank financing.

This plan will ensure a long term future for steelmaking in Annaba and mining in Tebessa, where the production unit will be modernized through the relining of the blast furnace, modernization of the sinter plant, the steel plant and the rolling mills. A new electric steel plant will be built (including an electric arc furnace and continuous casting line) and the downstream units will be reinforced with the construction of a new rolling mill for rebar and wire rod with a production capacity of 1 million tonnes.

The investment will allow ArcelorMittal Annaba to better respond to increasing domestic demand for steel products in Algeria and to positively contribute to the government’s drive to promote self-sufficiency in steel.